UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 5, 2020

SHIFT TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38839	82-5325852
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

2525 16th Street, Suite 316, San Francisco, CA		94103
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: (855) 575-6739

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SFT	Nasdaq Capital Market
Warrants to purchase one share of Class A common stock	SFTTW	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act. ☐

Item 8.01 Other Events

On November 5, 2020, Shift Technologies, Inc. issued a press release announcing that it intends to commence a tender offer on or about November 16, 2020 to purchase up to 7,532,494 public warrants that were publicly issued in connection with the initial public offering of the securities of the Company, formerly known as Insurance Acquisition Corp., on March 22, 2019, in exchange for 0.25 shares of its Class A common stock and $1.00 in cash, without interest. The Company intends to concurrently solicit consents from the holders of such public warrants to amend the Warrant Agreement governing all of the public warrants to permit the Company to require that each public warrant that is outstanding upon the closing of the tender offer to be converted into 0.225 shares of its Class A common stock and $0.90 in cash, without interest. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press Release issued on November 5, 2020 regarding the Company’s intention to commence a tender offer for its public warrants

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHIFT TECHNOLOGIES, INC.

Dated: November 5, 2020	/s/ George Arison
Name: George Arison
Title: Co-Chief Executive Officer and Chairman

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